William A. Galanko Vice President-Law
Norfolk Southern Corporation
Law Department
Three Commercial Place
Norfolk, Virginia 23510-9241
                   —
Writer’s Direct Dial Number

(757) 629-2374
(757) 823-5814 (FAX)
E-mail: william.galanko@nscorp.com

          March 25, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Norfolk Southern Corporation Registration Statement on Form S-4 (File No. 333-186709)

Ladies and Gentlemen:

Norfolk Southern Corporation, a Virginia corporation (the “Registrant”), the obligor under the 2.903% Notes due 2023 (CUSIP Nos. 655844 BK3 and U65584 AD3) (the “Restricted Notes”), is registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4 in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrant represents as follows:

1.         The Registrant has not entered into any arrangement or understanding with any person to distribute the 2.903% Notes due 2023 to be received in the Exchange Offer (the “Exchange Notes”) and, to the best of the Registrant’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.         In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that

Operating Subsidiary: Norfolk Southern Railway Company

United States Securities and Exchange Commission
March 25, 2013

if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.         The Registrant acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4.         The Registrant further represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrant or an affiliate of the Registrant to distribute the Exchange Notes.

5.         The Registrant will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Restricted Notes (as described in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

6.         The Registrant will require the exchange offeree to represent to the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

(b)
If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a

United States Securities and Exchange Commission
March 25, 2013

prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

NORFOLK SOUTHERN CORPORATION

By:	/s/ William A. Galanko
	Name:	William A. Galanko
	Title:	Vice President - Law